

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2020

Matt Bronfman
Chief Executive Officer
Jamestown Invest 1, LLC
675 Ponce de Leon Avenue NE, 7th Floor
Atlanta, GA 30308

   Re: Jamestown Invest 1, LLC
    Offering Statement on Form 1-A
    Post-qualification Amendment No. 1
    Response dated September 1, 2020
    File No. 024-11102

Dear Mr. Bronfman:

  We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Response dated September 1, 2020

General

1. We note the statement in your draft disclosure that you believe you are "entitled to take advantage of a safe harbor." It is still unclear why you believe the safe harbor applies. If you choose to retain this disclosure, please provide a more detailed analysis regarding why you believe you are entitled to take advantage of a safe harbor. Additionally, please include the draft disclosure in your offering summary.

2. Please revise the risk factor to further clarify the potential section 5 violation, including the time period during which such investors would have a rescission right.

Matt Bronfman
Jamestown Invest 1, LLC
September 3, 2020
Page 2

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction